SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

☐	Election of status as a Business Development Company

2.	Name of fund:

BlackRock Corporate High Yield Fund III, Inc. (the “Fund”)

3.	Securities and Exchange Commission File No.:

811-08497

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Bellevue Parkway
Wilmington, Delaware 19809

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4814

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809
(888) 825-2257

8.	Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☐	Open-end		☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

BlackRock Financial Management, Inc.
40 East 52nd Street
New York, New York 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities in the past five years.

13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es): Not applicable.

	(b)	Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	☐	Yes		☒	No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒	Yes	☐	No

If Yes, state the date on which the board vote took place:

June 4-5, 2013 and July 30, 2013

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:

October 11, 2013

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	☒	Yes		☐	No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

On October 18, 2013, the Fund declared its final distribution (the “Final Distribution”), inclusive of undistributed net investment income earned prior to consummation of the merger between the Fund and BlackRock Corporate High Yield Fund VI, Inc. (the “Surviving Fund”), effective November 18, 2013 (the “Merger”). The Final Distribution was paid on November 1, 2013.

On November 18, 2013, the outstanding common shares of the Fund were exchanged for newly-issued common shares of the Surviving Fund in connection with the Merger (the “Exchange of Shares”).

	(b)	Were the distributions made on the basis of net assets?

		☒	Yes	☐	No

Yes, but only with respect to the Exchange of Shares. Please see the response to Question 16(d) below for additional information.

	(c)	Were the distributions made pro rata based on share ownership?

		☒	Yes	☐	No

Yes with respect to both the Final Distribution and the Exchange of Shares. Please see the response to Question 16(d) below for additional information.

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In the Merger, the Surviving Fund acquired all of the assets and assumed all of the liabilities of the Fund and the Fund’s outstanding common shares were exchanged for newly-issued common shares of the Surviving Fund. The aggregate net asset value of the Surviving Fund’s common shares received by the Fund’s common shareholders in the Merger was equal to the aggregate net asset value of their holdings of the Fund’s common shares as determined at the close of business on November 15, 2013, less the applicable cost of the Merger (although the Fund’s common shareholders may have received cash for their fractional common shares).

The Fund’s net asset value (“NAV”) per common share as of November 15, 2013 was $7.9112.  The Surviving Fund’s NAV per common share as of November 15, 2013 was $12.9229.  The conversion ratio was 0.61218457, which is the quotient of the Fund’s NAV per common share divided by the Surviving Fund’s NAV per common share.

	(e)	Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

		☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

	☒	Yes	☐	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

The Fund was a party to a senior committed secured, 360-day rolling credit facility (the “Credit Facility”), which was terminated as of the effective date of the Merger.  All of the Fund’s indebtedness under the Credit Facility were assumed by the Surviving Fund in connection with the Merger.  The Fund did not issue any senior securities that was stock.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	☒	Yes	☐	No

Please see the responses to Question 16 above for additional information.

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

	☐	Yes		☒	No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		☐	Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☐	Yes	☒	No

If Yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: approximately $99,167

		(ii)	Accounting expenses: None

		(iii)	Other expenses (list and identify separately):

			(a)	Printing of N-14:	approximately $8,158
			(b)	Audit Fees:	approximately $11,416
			(c)	Transfer Agent Fees:	approximately $7,000
			(d)	NYSE Listing Fees:	approximately $53,191
			(e)	SEC Fees:	approximately $31,689
			(f)	Mailing and Solicitation:	approximately $91,459
			(g)	Press Releases:	approximately $963

		(iv)	Total expenses (sum of lines (i)-(iii) above): approximately $303,043

	(b)	How were those expenses allocated?

The expenses incurred in connection with the Merger were allocated to the Fund. However, BlackRock Advisors, LLC paid all of the Fund’s expenses in connection with the Merger because the shareholders of Fund are not expected to experience the same level of economic benefits from the Merger as the shareholders of other target funds in the Merger.

	(c)	Who paid those expenses?

BlackRock Advisors, LLC.

	(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	☐	Yes	☒	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

BlackRock Corporate High Yield Fund VI, Inc.

	(b)	State the Investment Company Act file number of the fund surviving the merger:

811-21318

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was attached as Appendix A to the Statement of Additional Information, which was filed under the Form Type 497 (File No. 333-189957) on August 23, 2013.

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock Corporate High Yield Fund III, Inc.; (ii) he is the President and Chief Executive Officer of BlackRock Corporate High Yield Fund III, Inc.; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

BLACKROCK CORPORATE HIGH YIELD FUND III, INC.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer